This Form CB contains 36 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Ito-Yokado Co., Ltd.; Seven-Eleven Japan Co., Ltd.; Denny's Japan Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Seven-Eleven Japan Co., Ltd.
8-8, Nibancho, Chiyoda-ku
Tokyo, Japan
011-81-3-6238-3711
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Exhibit Index Begins On Page 7

Ito-Yokado Co., Ltd.:	Seven-Eleven Japan Co., Ltd.:	Denny's Japan Co., Ltd.:
Mika Nakamura	Youichi Tsuda	Kyosuke Suzuki
8-8, Nibancho, Chiyoda-ku	8-8, Nibancho, Chiyoda-ku,	8-8, Nibancho, Chiyoda-ku
Tokyo, 102-8450, Japan	Tokyo, 102-8455, Japan	Tokyo, 102-8415, Japan
011-81-3-6238-2142	011-81-3-6238-3738	011-81-3-6238-3525

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 11, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2.Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	English translation of the press release posted on corporate website.
2	English translation of investor relations slides posted on corporate website.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), Seven-Eleven Japan Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Seven-Eleven Japan Co., Ltd. will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven-Eleven Japan Co., Ltd.

By: Toshiro Yamaguchi
Name: Toshiro Yamaguchi
Title: Representative director, President and Chief Operating Officer
Date: April 21, 2005

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the press release posted on corporate website.
2	English translation of investor relations slides posted on corporate website.

Exhibit 1

[This is an English-language translation of the original Japanese-language version. To the extent there are discrepancies between this translation and the original version, the original version shall be definitive.]

April 20, 2005

For Immediate Release

Company Name:	Ito-Yokado Co., Ltd.
Name of Representative:	Sakae Isaka, President & COO
(Code No. 8264 / First Section of the Tokyo Stock Exchange)	
Company Name:	Seven-Eleven Japan Co., Ltd.
Name of Representative:	Toshiro Yamaguchi, President & COO
(Code No. 8183 / First Section of the Tokyo Stock Exchange)	
Company Name:	Denny's Japan Co., Ltd.
Name of Representative:	Kenichi Asama, President & CEO
(Code No. 8195 / First Section of the Tokyo Stock Exchange)	

Announcement of Establishment of a Holding Company by means of Stock-Transfer

Ito-Yokado Co., Ltd. (hereinafter referred to as "Ito-Yokado"), Seven-Eleven Japan Co., Ltd. (hereinafter referred to as "Seven-Eleven") and Denny's Japan Co., Ltd. (hereinafter referred to as "Denny's") have approved, at their respective Boards of Directors meetings held today, a resolution to establish a holding company, Seven & I Holdings, Co., Ltd. (hereinafter referred to as "Holding Co.") by means of a stock-transfer subject to the necessary procedures such as approvals at general shareholders' meetings and have executed a stock-transfer agreement among the three companies as parties thereto. Details are provided below.

1. Objectives of Establishing the Holding Co. by means of Stock-Transfer

   In an environment of rapid economic and social globalization, we believe that we should seek to re-organize our Group management structure to respond to the changing times, and to achieve continued development while making a contribution to society.

   IY Group has been operating under the slogan of "response to changes and adherence to the basics." To respond quickly to these changes, we have resolved to establish the Holding Co. Besides further bolstering our corporate governance, we will also operate from a customers' perspective to increase the corporate value of the entire Group.

2. Executive Summary of the Establishment of the Holding Co. by means of the Stock-Transfer

(1) Structure to establish the Holding Co.

   Provided that the required approvals are made at the respective general shareholders' meetings to be held in late May of 2005 by the companies, the three companies schedule to establish the Holding Co. on September 1, 2005, by means of the stock-transfer.

   In the stock-transfer, the shares of the Holding Co. will be allotted to the shares of

Seven-Eleven and Denny's that are held by Ito-Yokado as well as to the treasury shares of Ito-Yokado, and consequently Ito-Yokado will hold the shares of the Holding Co., which is its absolute parent company. After the establishment of the Holding Co., around March 2006, Ito-Yokado, the wholly-owned subsidiary of the Holding Co., will implement a corporate demerger, which will divide Ito-Yokado into (i) an operating subsidiary which inherits almost all business of Ito-Yokado (the company name of which will be "Ito-Yokado") and (ii) an intermediate-holding company which holds the shares of the new Ito-Yokado and the shares of the Holding Co., etc. It is planned that the intermediate holding company and the Holding Co. will merge afterward. As a result of this structure, the shares of the Holding Co., which will be obtained by the current Ito-Yokado by virtue of the stock transfer, will be treasury shares of the Holding Co. within a reasonable period, and the new Ito-Yokado will be a wholly-owned subsidiary of the Holding Co.

(2) Schedule for the stock-transfer

April 20, 2005	Board of Directors meetings for resolutions on the stock-transfer (respective companies)
Same day	Execution of the stock-transfer agreement (among the three companies)
May 26, 2005 (planned)	General shareholders' meeting for approval of the stock-transfer (Ito-Yokado)
May 27, 2005 (planned)	General shareholders' meeting for approval of the stock-transfer (Seven-Eleven)
May 28, 2005 (planned)	General shareholders' meeting for approval of the stock-transfer (Denny's)
August 26, 2005 (planned)	Date of delisting (respective companies)
September 1, 2005 (planned)	The scheduled stock-transfer date (date of listing of the Holding Co.)
Same day	The effective date of the stock-transfer (date of registration of the incorporation of the Holding Co.)

In the event that an unavoidable situation occurs during the process, the dates may be changed through consultation among the three companies.

(3) Stock-transfer ratio

1. The numbers of common shares of the Holding Co. allocated to the shares of each company as a result of the stock-transfer are determined based on the following ratio:

Company name	Ito-Yokado	Seven-Eleven	Denny's
Stock-transfer ratio	1.20	1.00	0.65

Based on this, 1 common share issued by Ito-Yokado, Seven-Eleven and Denny's will be allocated 1.2 shares, 1 share and 0.65 shares, respectively, of the common shares of the Holding Co. The Holding Co. will adopt a voting unit share system and the number of shares in one share unit shall be 100.

2. Basis for the determination of the stock-transfer ratio

Ito-Yokado, Seven-Eleven and Denny's nominated Nomura Securities Co., Ltd., GMD Corporate Finance Ltd. and Deloitte Touche Tohmatsu, respectively, as their financial advisors to give their valuation of the stock-transfer ratio as third party institutions. The three companies then held discussions and negotiations taking into account the valuation of their respective financial advisors to determine the stock-transfer ratio.

3. Evaluation results & methods by third party institutions

Nomura Securities Co., Ltd. applied the market share price average method and the DCF method (Discounted Cash Flow method) to each of the three companies and determined the stock-transfer ratio, based on a full consideration of the results.

GMD Corporate Finance Ltd. analyzed the basic index applying the market share price method, adjusted net asset value method and DCF method to each of the three companies and determined the stock-transfer ratio, based on a full consideration of the results in view of the establishment of the Holding Company.

Deloitte Touche Tohmatsu applied the market share price average method and the DCF method to each of the three companies and determined the stock-transfer ratio, based on a full consideration of the results.

(4) Cash payment upon stock-transfer

The Holding Co. is expected to pay a cash payment upon stock-transfer of 16 yen per Ito-Yokado share owned, 21.5 yen per Seven-Eleven share owned and 15.5 yen per Denny's share owned to each shareholder (including beneficial shareholders) registered or recorded on the last shareholders' register (including the beneficial shareholders' register) of Ito-Yokado, Seven-Eleven and Denny's on the day preceding the scheduled stock-transfer date in lieu of the dividends of each company during the February 2006 interim period; provided that the amounts of this cash payment upon stock-transfer are subject to change depending on the situation concerning the assets and liabilities of Ito-Yokado, Seven-Eleven and Denny's and/or changes in the economic environment and other circumstances.

(5) Items in relation to the application for the listing of the Holding Co. after its establishment

The Holding Co. is expected to make an application for a new listing on the Tokyo Stock Exchange and Euronext Paris. While the date of listing will be determined based on the rules, etc. of the Tokyo Stock Exchange, we have scheduled it for September 1, 2005, which is the scheduled stock-transfer date. In conjunction with the stock-transfer, the common shares of Ito-Yokado, Seven-Eleven and Denny's that are currently listed on the Tokyo Stock Exchange are scheduled to be delisted on August 26, 2005.

(6) Overview of the parties to the stock-transfer

(1) Company name	Ito-Yokado Co., Ltd.	Seven-Eleven Japan Co., Ltd.	Denny's Japan Co., Ltd.
(2) Business description	Superstore business	Convenience store business	Restaurant business
(3) Date of incorporation	April 1958	November 1973	November 1973
(4) Location of Head Office	8-8, Nibancho, Chiyoda-ku, Tokyo	8-8, Nibancho, Chiyoda-ku, Tokyo	8-8, Nibancho, Chiyoda-ku, Tokyo
(5) Representative	Sakae Isaka, President & COO	Toshiro Yamaguchi, President & COO	Kenichi Asama, President & CEO
(6) Stated capital	47,987 million yen	17,200 million yen	7,125 million yen
(7) Total number of issued shares	418,717 thousand shares	822,889 thousand shares	32,356 thousand shares
(8) Shareholders' equity	752,003 million yen	722,145 million yen	57,752 million yen
(9) Total assets	1,076,957 million yen	948,488 million yen	66,184 million yen
(10) End of fiscal year	End of February	End of February	End of February
(11) Number of employees	12,783 employees	4,815 employees	1,567 employees
(12) Major trading counterparties	Suppliers Itochushokuhin Co., Ltd., Mitsuifoods Co., Ltd., Tokyo Soir Co., Ltd.	Suppliers Takayama Co., Ltd. Warabeya Nichiyo Co., Ltd. Tohan Co., Ltd.	Suppliers Tokyo Seafoods Ltd. Nippon Meat Packers, Inc. Q.P. Corporation
(13) Major shareholders and their shareholding ratios	Ito-kogyo Yugen Kaisha 13.1% Japan Trustee Services Bank, Ltd. 6.4% The Master Trust Bank of Japan, Ltd. 5.8% The Dai-Ichi Mutual Life Insurance Company 2.7% Nomura Securities Co., Ltd. 2.5%	Ito-Yokado Co., Ltd. 50.6% Japan Trustee Services Bank, Ltd. 4.0% The Master Trust Bank of Japan, Ltd. 3.3% Masatoshi Ito 1.8% The Dai-Ichi Mutual Life Insurance Company 1.7%	Ito-Yokado Co., Ltd. 51.6% Japan Trustee Services Bank, Ltd. 2.8% The Dai-Ichi Mutual Life Insurance Company 1.7% The Master Trust Bank of Japan, Ltd. 1.2% Nippon Life Insurance Company 1.0%
(14) Major banking relationships	Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd.	Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd.	Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd.

(15) Relationship among the relevant companies	Capital relationship	Ito-Yokado holds 50.6% of Seven-Eleven's shares outstanding and 51.6% of Denny's shares outstanding.
	Personnel relationship	Ito-Yokado's Chairman concurrently serves as Chairman of Seven-Eleven. Ito-Yokado's Vice Chairman concurrently serves as a director of Denny's.
	Trading relationship	Sales and purchase of foods, etc.

(As of February 28, 2005)

(7) Results during the last three financial terms

	Ito-Yokado (Consolidated)		
Financial term	Feb/03	Feb/04	Feb/05
Revenues from operations	3,530,316 million yen	3,542,146 million yen	3,623,554 million yen
Operating income	201,301 million yen	207,783 million yen	211,950 million yen
Ordinary income	189,590 million yen	200,787 million yen	208,267 million yen
Net income	46,623 million yen	53,632 million yen	17,205 million yen
Net income per share	110.67 yen	128.25 yen	40.73 yen
Annual dividend per share	34 yen	34 yen	34 yen
Shareholders' equity per share	2,656.24 yen	2,726.99 yen	2,742.42 yen

	Seven-Eleven (Consolidated)		
Financial term	Feb/03	Feb/04	Feb/05
Revenue from operations	424,091 million yen	474,283 million yen	502,516 million yen
Operating income	155,869 million yen	165,698 million yen	170,729 million yen
Ordinary income	153,769 million yen	170,079 million yen	178,208 million yen
Net income	82,825 million yen	93,135 million yen	96,330 million yen
Net income per share	100.68 yen	115.74 yen	120.07 yen
Annual dividend per share	35 yen	39 yen	43 yen
Shareholders' equity per share	776.01 yen	797.06 yen	888.61 yen

	Denny's (Non-consolidated)		
Financial term	Feb/03	Feb/04	Feb/05
Revenues from operations	96,325 million yen	95,676 million yen	96,523 million yen
Operating income	3,506 million yen	2,984 million yen	3,220 million yen
Ordinary income	3,728 million yen	3,217 million yen	3,317 million yen
Net income	2,858 million yen	1,153 million yen	1,284 million yen
Net income per share	87.22 yen	34.92 yen	39.08 yen
Annual dividend per share	31 yen	31 yen	31 yen
Shareholders' equity per share	1,778.23 yen	1,784.51 yen	1,794.00 yen

3. Overview of the New Company (Holding Co.)

(1) Company name — Seven & I Holdings Co., Ltd.

(2) Business description — Determination and management of the Group's business strategies and their ancillary businesses

(3) Location of Head Office — 8-8, Nibancho, Chiyoda-ku, Tokyo

(4)	Directors & auditors (candidates)	Chairman and CEO	Toshifumi Suzuki
		President and COO	Noritoshi Murata
		Director and CFO	Tadahiko Ujiie
		Director	Sakae Isaka
		Director	Toshiro Yamaguchi
		Director	Kenichi Asama
		Director	Katsuhiro Goto
		Director	Scott T. Davis*
		Director	Shozo Hashimoto*
		Director	Takashi Anzai
		Director	Zenko Ohtaka
		Corporate Auditor	Ikuo Kanda
		Corporate Auditor	Hisashi Seki
		Corporate Auditor	Yoko Suzuki**
		Corporate Auditor	Hiroshi Nakachi**
		Corporate Auditor	Megumi Suto**
		*External Director	
		** External Corporate Auditor	
(5)	Stated capital	50 billion yen	
(6)	Expected number of the shares to be issued	1,346,383,002 shares (with one share unit being 100 shares) Note: As described in Section 2. (1), the number of issued shares excluding treasury shares is expected to be approximately 917 million shares by around March 2006.	
(7)	End of fiscal year	End of February	
(8)	Dividend policy	For the first year of incorporation, we intend to pay a dividend of 28.5 yen (an ordinary dividend of 21.5 yen and memorial dividend of 7 yen per share). Any future dividends will be determined based on the performance of the Holding Co.	

4. Future prospects

The achievement prospects of the Holding Co. are now being planned and will be released at a later date.

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives, and plans of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co.,Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co.,Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the joint stock-transfer, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed joint stock-transfer involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint stock-transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Exhibit 2

[This is an English-language translation of the original Japanese-language version. To the extent there are discrepancies between this translation and the original version, the original version shall be definitive.]

Establishment of Seven & I Holdings

April 20, 2005

Ito-Yokado Co., Ltd.
Seven-Eleven Japan Co., Ltd.
Denny's Japan Co., Ltd.

This presentation is an English-language translation of the original Japanese-language version. To the extent there are discrepancies between this translation and the original version, the original version shall be definitive.

Cautionary Note Regarding Forward-Looking Statements

All statements herein other than statements of historical fact are "forward-looking statements" for purposes of the United States securities laws. These statements reflect management's current views with respect to future events, financial performance and other aspects of our business. Statements that include the words "may," "estimate," "continue," "expect," "plan," "goal," "intend," "believe," "project," "anticipate" and similar statements of a forward-looking nature identify forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. These factors may include the following:

- The Holding Company's or the Group's level of indebtedness and any resultant restrictions on financial flexibility;
- The continued availability of financing on acceptable terms in amounts sufficient to support the Group's future business;
- Competition that the Group will face from existing and potential future industry participants;
- Potential difficulties and demands on management's time resulting from the need to integrate the Group's businesses and operations following the joint-stock transfer;
- Uncertainties relating to the Group's ability to achieve expected cost-savings or operational or financial synergies as a result of the joint-stock transfer;
- The extent to which Group members undertake acquisitions or enter into strategic joint ventures or partnerships, and the terms thereof;
- Uncertainties relating to the Group's expansion of its business activities internationally, including in the Peoples Republic of China;
- Uncertainties relating to the Group's expansion of its network of retail stores;
- Fluctuations in interest rates and foreign currency exchange rates;
- The availability, or increases in the cost, of products to be included in the Group's inventory;
- Changes in consumer tastes or spending patterns and their impact on demand for the Group's products and services;
- The loss of major customers or suppliers;
- Changes in applicable laws or regulation; and
- Japanese economic conditions.

U.S. Securities Law Matters

This presentation is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration.

The proposed joint-stock transfer described herein involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed joint-stock transfer that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Table of Contents

I. Overview

1. Overview of the Holding Company

Name:	Seven & I Holdings Co., Ltd. ("Seven & I Holdings")
Form of Establishment:	By means of stock transfer of shares by Ito-Yokado, Seven-Eleven and Denny's
Stock Transfer Ratio:	Ito-Yokado: Seven-Eleven: Denny's = 1.2 : 1 : 0.65
Scheduled date of Establishment:	September 1, 2005 (The effective date of the stock-transfer)
Stock Exchange:	Listed on the Tokyo Stock Exchange and Euronext Paris (Plan)
Representative Director:	Chairman & the CEO, Toshifumi Suzuki

2. Objective & Rationale

Bolstering Corporate Governance

Maximization of the Value of Group Companies

"Responding to change and strengthening fundamentals"

.....Mobility towards Changing Business Environment

"Business Operation Based on Customer Satisfaction"

.....Seeking Group Synergies

3. Current Group Structure


Current Structure
Ito-Yokado Shareholders
Other Seven-Eleven Shareholders
Ito-Yokado
Other Denny's Shareholders
50.6%
51.6%
Seven-Eleven
Denny's

8

4. Seven & I Holdings -After Stock Transfer-


After Stock Transfer
Seven-Eleven Shareholders
Ito-Yokado Shareholders
Denny's Shareholders
Holding Company
100%
100%
100%
Seven-Eleven
Ito-Yokado
Denny's
Operating Subsidiaries

9

5. Stock Transfer Ratio

	Ito-Yokado	Seven-Eleven	Denny's
Stock Price (Average closing price from March 16th to April 15th)	4,225Yen	3,133Yen	2,007Yen
Ratio based on the above Stock Price	1.20	0.89	0.57
	⇩	⇩	⇩
Stock Transfer Ratio	**1.20**	1.00	0.65
Stock Price Premium	-	13.0%	13.0%

- To ensure fairness and rationality, each company independently requested a ratio assessment from a financial advisor.
- Each financial advisor calculated the ratio based on average trading stock price, DCF method, and other commonly used valuation methods.
- The three parties held negotiations and reviews to agree on the final transfer ratio.

6. Seven & I Holdings Dividend Policy

Seven & I Holdings Plans for a 28.5Yen per Share Dividend for the Fiscal Year Ending February 06.

	Dividend Payment		
	Feb 06 Company Original Estimate	**Interim Dividend Payout [1]**	**Seven & I Holdings Year End Dividend FYE Feb 06**
Ito-Yokado	34.0Yen	16.0Yen	28.5Yen per Seven & I Holdings Share
Seven-Eleven	43.0Yen	21.5Yen	
Denny's	31.0Yen	15.5Yen	21.5Yen (Ordinary dividend) 7.0Yen (One-time special dividend)

[1] Cash payment substantially the same amount of interim dividends which each party would expect to distribute to its shareholders will be paid upon the stock transfer.

7. Seven & I Holdings. Stock Conversion and Per Share Dividend

Number of Shares

Company	Number of Shares of Original Company	Seven & I Holdings Shares
Ito-Yokado	100	120
Seven-Eleven	100	100
Denny's	100	65

Dividend

Company	Dividend per Share of Original Company	Seven & I Holdings Annualized Per Share Dividend
Ito-Yokado	34Yen	50.20Yen
Seven-Eleven	43Yen	50.00Yen
Denny's	31Yen	34.025Yen

8. Dividends after the establishment of the holding company

Using as an example a share of Seven-Eleven, the distribution is expected be 50 yen per annum after the stock-transfer, composed of a 21.5 yen cash payment upon stock-transfer and a 28.5 yen year end dividend.

This would be a substantial dividend increase of 7.0 yen in comparison with the 43 yen which would have been distributed before the establishment of the holding company.

In the case of a share of Ito-Yokado, there would be a substantial increase of 16.2 yen (in comparison with 34 yen) to 50.2 yen.

In the case of a share of Denny's, there would be a substantial increase of 3.025 yen (in comparison with 31.0 yen) to 34.025 yen.

9. Schedule for the Stock-Transfer

April 20, 2005	Execution of the stock-transfer agreement (resolutions of the meetings of Board of Directors at each company)
May 26, 2005(plan)	Ordinary general shareholders' meeting at Ito-Yokado (approval of the stock transfer)
May 27, 2005(plan)	Ordinary general shareholders' meeting at Seven-Eleven (approval of the stock transfer)
May 28, 2005(plan)	Ordinary general shareholders' meeting at Denny's (approval of the stock transfer)
August 26, 2005(plan)	Date of de-listing of the shares of respective companies
September 1, 2005(plan)	The scheduled stock-transfer date (date of listing the shares of the holding company)

II. Management Objectives

1. Group Summary

Total Revenue (1) (2) Approx. 6 Trillion Yen

No. of Stores (3) 29,000 Stores

Average Daily Customers 18 Million

(1) Total Revenue calculated as a sum of all Group companies' revenue for FYE Feb 05
(2) Seven- Eleven Revenue is the total amount of sales generated from both directly owned and FC stores for FYE Feb 05.
(3) The number of stores includes the number of stores operated by international licensee partners of 7-Eleven, Inc as of Feb 28 2005.

2. Management Objectives for FYE Feb 09

Set the generation of operating income of 310 billion yen as a management objective

(100 million yen, %)

FYE	FYE Feb 05 (actual) Ito-Yokado Consolidated Results	FYE Feb 06 (forecast) Ito-Yokado Consolidated Results	FYE Feb 06 (simulated) Seven & I Holdings Consolidated Results (1)	FYE Feb 09 (Goal) Seven & I Holdings Consolidated Results	vs. Feb 05
Revenue from operations	36,236	37,000	37,000	45,000	up 24 %
Operating Income	2,120	2,330	2,330	3,100	up 46 %
Net Income	172	637	1,147	1,700	up 888 %

Note) The holding company's simulated consolidated results during FYE Feb 06 term are simulated assuming that the holding company(which is expected to commence operation in September 2005) actually started in March 2005. These simulated results add the change of the shareholding of minority shareholders that occurs in the restructuring of capital to the estimated consolidated budget. It is subject to future changes in light of accounting revisions,etc. and actual results may differ.

2. Management Objectives for FYE Feb 09 (Cont'd)

Goals: Operating income should increase significantly. Net Income to further increase through the inclusion of minority interest



(in 100 million yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Operating Income
Net Income
FYE Feb 05 (actual)
FYE Feb 06 (plan)
FYE Feb 09 (goal)

Note)The figures for the FYE Feb 05 and Feb 06 terms represent Ito-Yokado's consolidated results. The figures for FYE Feb 09 are a profit goal. Actual results may differ.

3. Summary of Business Portfolio

Goals: Convenience stores business to develop globally, super stores to pursue structural reform, restaurants to deliver stable growth and financial services to start contributing more to profitability

(Yen in 100 million)
(100 million yen, %)

Segment	FYE Feb 04		FYE Feb 05		FYE Feb 09(Goal)	
	Consolidated	% Breakdown	Consolidated	% Breakdown	Holding company	% Breakdown
Operating Income	2,078	100.0	2,120	100.0	3,100	100.0
Convenience Stores	1,875	90.2	1,954	92.2	2,400	77.4
Superstores	212	10.2	78	3.7	450	14.5
Restaurants	33	1.6	36	1.7	80	2.6
Financial Services	-39	-1.9	54	2.5	150	4.8
Others	-2	-0.1	2	0.1	20	0.6

Note) Operating income by segment during the FYE Feb 09 term is a target value. Due to items that are not written here, the sum of each segment does not necessarily correspond to the operating income. Actual results may differ.

4. Business Structure of the Group

The Group Should be able to Realize Significant Synergies Across the Group Under the New Holding Company



Group Merchandising
Financial Services
International Expansion
Potential Synergies
Seven -Eleven
Ito-Yokado
Denny's
System Integration

20

5. Group Synergies (1)Group Merchandising



Infrastructure Sharing
○ Marketing Information
○ Product Development System
○ Purchase of Raw Materials
○ Manufacturing Facilities
○ Logistics
Seven-Eleven
Ito-Yokado
Denny's
Group Merchandising
Seven-Eleven
Ito-Yokado
Further Improvement of Product Line-up, Sales Floor Lay-out and Services from the Customer's Perspective
Denny's

21

6. Group Synergies (2) Financial Services Related

Seven & I Holdings Expects the Retail Banking Business and the Credit Card Business to be the Core Established Business Units within the Group



IY Bank:
No. of ATMs and Monthly Transaction Volumes
(in Millions)
(No. of ATM)
No. Of ATMs
Monthly Transaction
25
20
15
10
5
12,000
10,000
8,000
6,000
4,000
Mar 03
Sep 03
Mar 04
Sep 04
Mar 05



IY Card Services:
No. of Cards Issued and Transaction Volume
(in thousands)
(Billion yen)
Quarterly Transaction Volume
Total No.of Accounts
3,000
2,500
2,000
1,500
1,000
500
100
80
60
40
20
0
1Q03
3Q03
1Q04
3Q04
1Q05
3Q05

7. Group Synergies(2) Financial Services Related (Cont'd)



Customers
(both IYBank Account Holders and non-IY Bank Customers)
Internet
ATM
Retail Channel
アイワイ・カード・サービス
IY Bank
York Insurance
Products and Services
Partners (Financial Institutions)
City Banks
Regional Banks
Securities Companies
Insurance Companies

29

8. Group Synergies (2) Financial Services Related (Cont'd)

" Financial Convenience Store" – First Outlet with Bank Representative at Ito-Yokado's Soga Store



24

25

9. Group Synergies(3) International Expansion - China

Superstore Business is Growing Rapidly

- 1996 Establishment of Chengdu Ito-Yokado Co., Ltd. Opening of Superstores
- 1997 Establishment of Hua Tang Yokado Commercial Co., Ltd.
- 2004 Opening of Convenience Stores
- 2005 Plans to Open Food Supermarkets



Financial Performance (1)
(million yen)
(million yen)
Operating income(Left)
Revenue(Right)
2,000
1,000
0
-1,000
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
FY99
FY00
FY01
FY02
FY03
FY04



(1) Figures based on the sum of Chengdu Ito-Yokado and Hua Tang Yokado Commercial results

10. Group Synergies(3) International Expansion - China

Further Plans to Expand the Convenience Store Business and Food Supermarket Business in the Chinese Market in Addition to the Superstores

(No. of Stores)

	CY 97	CY 98	CY 04	CY 08 (target)
Superstore	1	2	5	12
Beijing	–	1	3	10
Chengdu	1	1	2	2
Convenience Stores	–	–	10	350
Food Supermarkets	–	–	–	20



11. Group Synergies(4) System Integration

Sharing of System Infrastructure for Effective Operation


Store Operation
Product Master
Control
Ordering
Distribution
Code-Sharing
Database
Communication Facilities
Development Language
Network
Hardware
OS

Standardizing Business and Management Structures should help increase sales and profitability across the Group

Integration of the System Platform should realize significant merits

III. Business Strategy

Seven-Eleven

Ito-Yokado

Denny's

1. Seven-Eleven(1)

1 Bolstering store network through accelerated new store opening

- ○10,826 stores (Feb/05) ⟶ 13,000 stores (Feb/09 goal)
- ○Expansion of new store opening in the Chukyo region
- ○Potential expansion into other new regions

2 Aggressive development of differentiated products

- ○Composition of original products at 50% ⟶ aiming for 60%

3 Strategy to Enhance the Value as a "Platform"

- ○10,000 units of ATMs installed ⟶ targeting to install in all stores
- ○Establishment of upgraded comprehensive information system ("6th Generation")
- ○Launch of other new services

30

1. Seven-Eleven(2)

International Expansion

1 Further expansion of the current global network of about 28,000 stores

2 Development of joint ventures that are mutually beneficial

3 Support the penetration of fast food sales in each respective region



Potential high growth market
Beijing
Model stores for Asia
Transfer of business and management know-how
Stable growth
Seven-Eleven Japan Co., Ltd.
Potential growth market
Hawaii
Model stores for the U.S.
Product Supply
Fee payments
Business know-how
Profit contribution
Increase in royalty payments
Taiwan Thailand/ Hong Kong/ Shenzhen/ Korea.....
Capture new growth markets
Increase in royalty payments
7-Eleven, Inc.
North America
-Establishment of new convenience store business model
-Growth in fast food sales

31

2. Ito-Yokado(1)

Establish a Profitable Store Network

Revitalization of Existing Stores

Rennovation

Depart from traditional sale floor design to reflect the new merchandising strategy

Scrap & Build

Closing of unprofitable stores
Already written off closing charges during FYE Feb 05

New Store Opening

Flexible development depending on store locations

GMS | Mall | NSC

Mall & SC Development

Dominant store opening in highly-dense markets
Strengthening of profit structure through flexible development

2. Ito-Yokado(2)

Brand Establishment for Differentiation and to Respond to "Individuality"

1 Establish a new GMS brand – IYG Lifestyle Design Institute

- Comprehensive review of merchandising for clothing
- Shift from an "Single Product Approach" merchandising to a "Coordination Approach" merchandising for different customer segments

2 Increase in the number of proprietary products

- Re-define the organization for development, marketing, merchandising and sales methods
- Seek to expand SPA and improve quality through proprietary products

3 Strengthen one-to-one marketing – converting one to many

- Further expansion of "5 day My-Suits" and introduction of "Easy Order Women's Wear"
- Further improve employee's expertise & knowledge - establish the training system and introduce an incentive system
- Leverage IY Card customer base for marketing initiatives

3. Denny's(1)

Increase Market Share in the "Dining-out" Market

1 Improve our competitiveness in new opening

- ○Make effective use of the Group's diverse store formats and business foundations
- ○Joint new store openings with other Group stores (targeting 700 restaurants for FYE Feb 09)

2 Continuous growth as a "Family restaurant"

- ○Focus on "Healthy, Comfortable and Safe" product offering to satisfy the world's most demanding "Japanese Consumers"



Number of Restaurants
700
600
500
400
300
200
100
0
480
534
582
700
FYE Feb95
FYE Feb00
FYE Feb04
FYE Feb09

3. Denny's(2)

Acceleration of Development of "Differentiated Products"

3 Improvement of product development capabilities

- ○Co-development of differentiated products with Group Companies
- ○Improvement of global procurement
- ○Leverage the Group's human resources, facilities and information
- ○Utilize know-how and product development process of other Group Companies

4 Role as a core of the Group's restaurant business

- ○Leverage the Group's existing restaurant infrastructure for further growth (information, environmental analysis, product development and purchasing)

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives, and plans of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co.,Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd., and Denny's Japan Co.,Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.